Denbury Inc.
5851 Legacy Circle, Suite 1200
Plano, TX 75024

April 12, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Denbury Inc. – Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-255056)

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Act”), Denbury Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal, effective as of the date of this application or as soon as practicable thereafter, of the Registrant’s above-captioned registration statement, together with all exhibits thereto (the “Registration Statement”) filed by the Registrant on April 6, 2021.

The Registrant is a well-known seasoned issuer and checked the box on the Registration Statement that it was to become automatically effective; however, the Registration Statement was inadvertently filed by the Company using the filing code “S-3” rather than “S-3ASR.”

The Registrant confirms that no securities have been offered or sold under the Registration Statement, and thus the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Registrant intends to file a new registration statement on Form S-3ASR, containing an identical form of Prospectus. Given the above-noted filing code error and the absence of sale of securities under the Registration Statement, the Registrant hereby requests that the new to-be-filed registration statement be given the April 6, 2021 filing date of the originally filed Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant understands, however, that in accordance with Rule 457(p) promulgated under the Securities Act, that the amount of the filing fee associated with Registration Statement No. 333-255056 may be offset against the total filing fee due for a subsequent registration statement or registration statements filed by the Registrant.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement, please contact Donald W. Brodsky of Baker Hostetler LLP at 713-805-4848 or his partner John J. Harrington at 216-861-6697. Thank you.

Sincerely,

/s/ Mark C. Allen
Mark C. Allen
Executive Vice President and Chief Financial Officer

cc:    Tim Levenberg
Securities and Exchange Commission

cc:     Donald W. Brodsky
John J. Harrington
Baker Hostetler LLP